UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55249 / February 7, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12539

In the Matter of **Capmacco Corp.,** **First CMA, Inc.,** **McCarthy Grenache, Inc.,** **and National CMA, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CAPMACCO CORP., FIRST CMA, INC., AND NATIONAL CMA, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Capmacco Corp. ("Capmacco"), First CMA, Inc. ("First"), and National CMA, Inc. ("National"), (hereinafter collectively referred to as the "Respondents"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondents on January 17, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which is admitted, Respondents consent to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Capmacco Corp., First CMA, Inc., and National CMA, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that[1]:

     1.   Capmacco (CIK No. 1071753) is a Colorado corporation based in Boulder, Colorado. At all times relevant to this proceeding, the common stock of Capmacco has been registered with the Commission under Exchange Act Section 12(g). Capmacco's securities have never been publicly traded.

     2.   Capmacco has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2002.

     3.   First (CIK No. 1071757) is a Colorado corporation based in Boulder, Colorado. At all times relevant to this proceeding, the common stock of First has been registered with the Commission under Exchange Act Section 12(g). First's securities have never been publicly traded.

     4.   First has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

     5.   National (CIK No. 1071773) is a Colorado corporation based in Boulder, Colorado. At all times relevant to this proceeding, the common stock of National has been registered with the Commission under Exchange Act Section 12(g). National's securities have never been publicly traded.

     6.   National has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 1999.

IV.

     In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondents' Offer.

     Accordingly, it is hereby ORDERED that:

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[1]The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondents' securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary